Breezer Ventures Inc.

2416 Main Street, Suite 117

Vancouver, BC

Canada V5T 3E2

Phone: (778) 838-5617

April 2, 2007

Via Mail and Facsimile to 202-772-9206

John Reynolds, Assistant Director

Securities and Exchange Commission

100 F. Street North East

Washington, DC

USA 20549

Re: Breezer Ventures Inc.

Amendment No. 5 to Registration Statement on Form SB-2

Filed October 4, 2006

File No. 333-129229

Dear Mr. Reynolds

We have reviewed your comment letter and have taken every effort to respond accurately and fully to meet your satisfaction. Provided below is our point by point response to your comments. If you should have any further questions, please feel free to contact Breezer Ventures Inc. directly at the numbers provided above.

General

1.    Please find our prospectus revised to include updated audited financial statements for the fiscal period ended September 30, 2006.

Sincerely,

Angeni Singh

President